Exhibit 99.1

N E W S R E L E A S E

Siyata Expands Dealer Network with Addition of Large Verizon Elite Partner

Mobility Leader, CTS Mobility, to Offer SD7 Handsets and Related Accessories

Vancouver, BC – January 22, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, announces CTS Mobility, LTD, a recognized leader in the mobile communications space, is now a distributor of Siyata’s mission-critical PoC (MCPTT) SD7 solution and its broad range of accessories.

Siyata CEO, Marc Seelenfreund, commented, “With clients in all 50 United States and internationally and its commitment to providing best-in-class outcomes for its customers, CTS Mobility is a solid strategic fit for the distribution of our products and solutions. The team at CTS understands the importance of rugged, reliable handsets as part of a critical communications infrastructure for enterprises and emergency management services. We are pleased to add CTS to our line-up and further expand the availability of our products in our addressable markets.”

CTS Mobility Principal Owner Vic Jain commented, “As a leading Verizon reseller, we are eager to work with Siyata and its innovative PTT products, which are of great interest to many of our enterprise and EMS customers. At CTS, we are committed to expanding our strategic partner relationships to offer leading technology products that help our customers realize the greatest benefits from the technologies they deploy. We are pleased to add Siyata to our line-up of offerings.”

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

CTS Mobility contact :

Haile Sieven

Corporate Communications Contact

hsieven@ctsmobility.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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